SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission File Number 1-14958

National Grid USA Companies'
Incentive Thrift Plan II
National Grid USA
25 Research Drive
Westborough, MA 01582

National Grid Transco plc
1-3 Strand
London WC2N 5EH
England

REQUIRED INFORMATION

The financial statements required by Form 11-K are filed as exhibits and incorporated herein by reference.

EXHIBITS

99.1	Financial statements of National Grid USA Companies' Incentive Thrift Plan II, filed under cover of Form SE

99.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the National Grid USA Service Company, Inc. Benefits Committee (the Plan Administrator for the National Grid USA Companies' Incentive Thrift Plan II) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL GRID USA COMPANIES' INCENTIVE THRIFT PLAN II

Date: June 29, 2005	By	/s/ John G. Cochrane John G. Cochrane Chairman National Grid USA Service Company, Inc. Benefits Committee

Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-33094) of National Grid Group plc of our report dated June 10, 2005 relating to the financial statements of the National Grid USA Companies' Incentive Thrift Plan II, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
June 29, 2005